Corporate Headquarters
40W267 Keslinger Road
PO Box 393
LaFox, IL 60147-0393
USA

Phone: (630) 208-2200

Fax: (630) 208-2550

November 24, 2010

BY EDGAR AND FEDERAL EXPRESS

Mr. Tom Jones

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Re:                       Richardson Electronics, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed October 20, 2010

File No. 0-12906

Dear Mr. Jones:

On behalf of Richardson Electronics, Ltd. (the “Company”, “we” or “our”), set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 16, 2010 (the “Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on October 20, 2010.  For convenience of reference, the text of the headings and comments in the Letter have been reproduced below.

Selected Historical Consolidated Financial Data, page 51

1.              As applicable, please revise the financial statements included in Annex C and Annex D of this filing to address the comments on your Form 10-K and Form 10-Q in our letter dated November 16, 2010.

Response:  Based on the comments on our Form 10-K and Form 10-Q in the Staff’s letter dated November 16, 2010, we believe that there are no revisions to make to our financial statements included in Annex C and Annex D of our Proxy Statement.

www.rell.com

Mr. Tom Jones

November 24, 2010

Unaudited Pro Forma Condensed Consolidated Financial Statement, page E-1

2.              Please expand your introductory paragraph to include the following information:

•                  a description of the transaction

•                  the entities involved, and

•                  an explanation of what the pro forma income statements and balance sheets represent.

Refer to Rule 11-02 (b)(2) of Regulation S-X.

Response:  We have revised the introductory paragraphs to Annex E of our amended preliminary Proxy Statement on Schedule 14A filed on November 24, 2010 (the “Amended Proxy Statement”) to include a description of the Transaction, the entities involved and what the pro forma income statements and balance sheets represent.

3.              Please explain to us your disclosure that the pro forma unaudited balance sheets do not include any adjustment to reflect the cash proceeds received at closing, as it appears such proceeds were reflected in adjustment two.

Response:  Please see our revised introductory paragraphs to Annex E of our Amended Proxy Statement on Schedule 14A filed on November 23, 2010, where we clarify that the unaudited pro forma condensed consolidated balance sheets include the net cash proceeds from the transaction.

4.              Please clarify in the introductory paragraph as to when the transfer of RFPD is deemed to occur for each pro forma income statement and balance sheet presented.

Response:  We have revised our introductory paragraphs to Annex E of our Amended Proxy Statement to clarify the dates that the Transaction is deemed to occur for purposes of the pro forma financial statements.

5.              Please include footnotes to the pro forma condensed financial statements which clearly explain the transaction and each of the adjustments recorded in the pro forma financial statements.  Include clear explanation of the material assumptions involved.  Finally, please revise to present your pro forma adjustments gross on the face of the pro forma statements or include a detailed explanation of the components of the adjustment in the notes to the pro forma statements.  Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:  Please see our expanded footnote disclosures to the pro forma condensed consolidated financial statements  in Annex E to our Amended Proxy Statement (the “Pro Forma Financial Statements”).  These expanded footnotes clearly explain the Transaction and each of the adjustments recorded in the pro forma financial statementt, as well as the material assumptions involved.  We have also included a detailed explanation of the components of the adjustments in the notes to the Pro Forma Financial Statements.

Income Statement — Pro forma, page E-2

Mr. Tom Jones

November 24, 2010

6.              Please disclose in the notes to the pro forma financial statements any interest income relating to proceeds from the sale, or why such income is not anticipated.

Response:  In Footnote 1 to the Pro Forma Financial Statements, we haved added disclosure regarding interest income relating to the proceeds from the sale.

7.              Please tell us why you have not included pro forma adjustments for the expense of the transaction.  Refer to Rule 11-02(b)(6) of Regulation S-X and Instruction 3 to Rule 11-02(b) of Regulation S-X.

Response:  In Footnote 2(a) to the Pro Forma Financial Statements, we have included the pro forma adjustments for the expenses of the Transaction.

8.              Please tell us whether you will have material non recurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months following the transaction.  Disclose these items in a footnote and clearly indicate that they are not included in the pro forma income statement.  Refer to Rule 11-02(b)(5) of Regulation S-X.

Response:  In Footnote 1 to the Pro Forma Financial Statements, we have disclosed the material non-recurring charges and related tax effects which result directly from the Transaction and which will be included in our income within 12 months following the Transaction.

Balance Sheet — Pro forma, page E-3

9.              Please revise your pro forma adjustments to show the pro forma gain as an adjustment to pro forma retained earnings with an appropriate explanation in the footnote

Response:  In Footnote 2(h) to the Pro Forma Financial Statements, we have shown the pro forma gain as an adjustment to pro forma retained earnings.

10.       Please tell us whether the pro forma tax on such gain is computed at the statutory rate or, if you used a different rate, why this rate is factually supportable.  Disclose an explanation of the tax rate used in a note to the pro forma financial statements.  Refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

Response:  As set forth in more detail in Footnote 2(h) to the Pro Forma Financial Statements, the pro forma tax on such gain has been calculated using the federal statutory rate of 35% and the state rate of 2.4%, as adjusted for certain items.

* * *

In connection with this submission, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of this disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Tom Jones

November 24, 2010

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments in your Letter.  Please call me at (630) 208-2441 if you have questions regarding the above responses or the proposed disclosure that we intend to include in our future filings.  We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.

Sincerely,

/s/ Kyle Badger
Kyle Badger
Executive Vice President,
General Counsel and Secretary

Date:    November 24, 2010

cc:                     Edward J. Richardson

John Peterson

Kathleen Dvorak

James M. Dudek, Jr.